                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of January 2006


                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------
                 (Translation of registrant's name into English)

           TEXTILE BUILDING, 2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL
           ----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

Attached hereto and incorporated by reference is a translation of the Immediate Report announcing the results of a Special General Meeting of the shareholders of the registrant. The Report has been filed by the registrant with the Israeli Securities Authority and the Tel Aviv Stock Exchange.

This Form 6-K is hereby incorporated by reference of three Registration Statements on Form S-8 of Delta Galil Industries Ltd. (Registration Nos. 333-12608, 333-13716 and 333-102247).

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Delta Galil Industries Ltd.
                                        ---------------------------
                                                (Registrant)


                                        By: /s/ Yossi Hajaj
                                            ------------------------------
                                        Name:  Yossi Hajaj
                                        Title: Chief Financial Officer


Date: January 31, 2006




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